UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the year ended March 31, 2018

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

TABLE OF CONTENTS

DOCUMENTS RELATING TO ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE MAILED TO EQUITY SHAREHOLDERS AND ADS HOLDERS
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5
EXHIBIT 99.6

DOCUMENTS RELATING TO ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE MAILED TO EQUITY SHAREHOLDERS AND ADS HOLDERS

This Form 6-K contains our Annual Report for the fiscal year ended March 31, 2018 (attached as Exhibit 99.1), the Notice of the Annual General Meeting of the Shareholders dated April 13, 2018 (attached as Exhibit 99.2), the Form of Voting Card (attached as Exhibit 99.3) and the Instructions for e-voting (attached as Exhibit 99.4), each of which has been mailed to holders of our equity shares beginning May 26, 2018 up to May 30, 2018. Also included in this Form 6-K is the Depositary's Notice of the Annual General Meeting of the Shareholders (attached as Exhibit 99.5) and the Form of Proxy Card (attached as Exhibit 99.6), each of which were mailed to holders of our American Depositary Shares on or about May 30, 2018.

The information contained in this Form 6-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ Inderpreet Sawhney

Date: June 4, 2018	Inderpreet Sawhney Group General Counsel & Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Annual Report for fiscal year ended March 31, 2018
99.2	Notice of Annual General Meeting dated April 13, 2018
99.3	Form of Voting Card
99.4	Instructions for e-voting
99.5	Depositary's Notice of Annual General Meeting
99.6	Form of Proxy Card